SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Tax ID (CNPJ) # 76.483.817/0001-20
PUBLICLY TRADED COMPANY
CVM Record 1431 - 1

EXTRACT OF THE MINUTES OF THE 61st EXTRAORDINARY
MEETING OF BOARD OF DIRECTORS
(Free translation from original in Portuguese)

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba - PR. 2. DATE AND TIME: November 12, 2003 – 2:00pm. 3. BOARD: João Bonifácio Cabral Júnior - Chairman; Paulo Cruz Pimentel – Executive Secretary of the Board of Directors. 4. ATTENDANCE: Members of the Board of Directors according to signatures at the end of this document and Mr. Paulo Roberto Trompczynski and Mr. Elzio Batista Machado, members of the Audit Committee. 5. AGENDA AND DELIBERATIONS: Item 1 of the agenda of the day – STATUTORY CHANGES, the Chairman has informed that, in light of Copel's restructuring process, and with the intention to allow the Company to be agile in its technical, administrative, financial and accounting development, in attendance to the unification process determined by the Government of the State of Paraná, a statutory reform it was extremely necessary. The statutory reform, proposed by the Executive Office, is now presented to the Board of Directors, and would be submitted to General Shareholders Meeting, which shall deliberate on this subject. Given the complexity and extension of the subject, and in order to give more time to the Board to analyze the necessary statutory changes, it was proposed by the Chairman, and approved, that this matter be discussed on another opportunity. Item 2 of the agenda of the day – EXTENSION OF THE AUTHORIZATION FOR COAL PURCHASE – The Chairman informed that the Executive Office has established 12/31/2003 as date for the closing of the activities of Figueira Thermoelectric Power Plant. For this reason, the purchase of CE 600 coal, used at the operation of that power plant, will be no longer necessary. The Board of Directors, on its turn, in its 101st Ordinary Meeting held on June 10, 2003, had authorized the extension of the supply contract with Cia. Carbonífera do Cambuí for ninety days, expired last September, after which Copel suspended the payment to that Company. In this context -- given the end of the Power Plant operation in December 31, 2003, and the urgent financial needs of Carbonífera --, the Executive Officers authorized, and submitted to the ratification of the Board of Directors, the payment of the coal supply in October. Moreover, also submitted the extension of the coal supply contract until December 31, 2003 to the approval of the Board of Directors. The Chairman informed that, given the of Federal Legislation, pending sanction, that provides for lower cost of coal to electric power concessionaries, it could be possible for Copel to maintain the operation of Figueira Thermoelectric Power Plant. Technical-financial studies are in course, and, after its conclusion, the Executive Officers will define and notify the Board of Directors their position regarding the subject. Subject discussed, the Board ratified the payment of the coal supplied in October, also authorized the extension of the supply contract until the proposed date. Item 3 – OTHER SUBJECTS OF THE INTEREST OF THE BOARD OF DIRECTORS– The Executive Secretary of the Board of Directors informed that, in accordance with the legal agreement with Miss. Maria Aparecida Rodrigues Placa, the employee was reintegrated to the workforce of the Company. The Board ratified the Executive Office decision and reintegrated the employee Maria Aparecida Rodrigues Plaça to the Company. 6. MEETING SUSPENSION: At this time, the meeting was suspended and will continue on November 26, 2003, at 8:00 am, when the reform of the Company’s By-Laws will be discussed again. 7. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; PAULO CRUZ PIMENTEL – Executive Secretary of the Board of Directors; ACIR PEPES MEZZADRI; LUÍS ANTÔNIO ROSSAFA; LINDSLEY DA SILVA RASCA RODRIGUES; ROBERTO ANTÔNIO VON DER OSTEN; AMÉRICO ANTONIO GAION.-------------------------------------------------------------------------------------------

The minutes of the 61st Meeting of the Board of Directors will be drawnª up and included in the appropriate book no. 5, registered in the Commercial Registrar of the State of Paraná under no. 00/056085-5, on August 8, 2000..

PAULO CRUZ PIMENTEL Executive Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2003

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.